Exhibit 99.11

KUSHCO HOLDINGS, INC.

Consolidated Financial Statements

August 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

KushCo Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KushCo Holdings, Inc. (the “Company”) as of August 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the two years in the period ended August 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Change in Accounting Principles

As discussed in Note 9 to the financial statements, the Company changed its method of accounting for leases during the year ended August 31, 2020 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective September 1, 2019, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

Costa Mesa, California
November 10, 2020

KUSHCO HOLDINGS, INC.

Consolidated Balance Sheets

(Amounts in thousands)

	August 31, 2020	August 31, 2019
ASSETS
Current assets:
Cash	$10,476	$3,944
Accounts receivable, net	9,427	25,972
Inventory, net	28,049	43,768
Prepaid expenses and other current assets	9,054	12,209
Total current assets	57,006	85,893

Goodwill	52,267	52,267
Intangible assets, net	1,000	3,103
Property and equipment, net	8,801	11,054
Other assets	8,582	6,917
Total Assets	$127,656	$159,234

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,282	$10,907
Accrued expenses and other current liabilities	11,383	9,460
Current portion of notes payable	20,692	—
Line of credit	—	12,261
Total current liabilities	36,357	32,628

Long-term liabilities:
Notes payable	—	18,975
Warrant liability	365	5,444
Other non-current liabilities	4,205	833
Total long-term liabilities	4,570	25,252
Total liabilities	40,927	57,880

Commitments and contingencies (Note 15)	—	—

Stockholders’ equity
Preferred stock, $0.001 par value, 10,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 265,000 shares authorized, 125,708 and 90,041 shares issued and outstanding, respectively	126	90
Additional paid-in capital	227,253	164,258
Accumulated deficit	(140,650)	(62,994)
Total stockholders’ equity	86,729	101,354
Total liabilities and stockholders’ equity	$127,656	$159,234

The accompanying notes are an integral part of the consolidated financial statements.

KUSHCO HOLDINGS, INC.

Consolidated Statements of Operations

(Amounts in thousands, except per share amounts)

	For the year ended August 31,
	2020	2019
Net revenue	$113,837	$148,954
Cost of goods sold	106,265	124,386
Gross profit	7,572	24,568

Operating expenses:
Selling, general and administrative	71,314	72,787
Gain on disposition of assets	—	(1,254)
Change in fair value of contingent consideration	—	(1,780)
Impairment loss on intangible asset	1,156	—
Restructuring costs	8,358	—
Total operating expenses	80,828	69,753
Loss from operations	(73,256)	(45,185)

Other income (expense):
Change in fair value of warrant liability	5,079	9,294
Change in fair value of equity investment	(2,018)	(931)
Interest expense	(6,076)	(2,523)
Loss on extinguishment of debt	(1,651)	—
Other expense, net	237	(164)
Total other (expense) income	(4,429)	5,676
Loss before income taxes	(77,685)	(39,509)
Income tax benefit (expense)	29	(127)
Net loss	$(77,656)	$(39,636)

Net loss per share
Basic	$(0.68)	$(0.47)
Diluted	$(0.68)	$(0.57)

Weighted-average common shares outstanding
Basic	114,085	84,880
Diluted	114,085	84,896

The accompanying notes are an integral part of the consolidated financial statements.

KUSHCO HOLDINGS, INC.

Consolidated Statements of Stockholders’ Equity

(Amounts in thousands)

				Retained
			Additional	Earnings	Total
	Common Stock		Paid-in	(Accumulated	Stockholders’
	Shares Issued	Amount	Capital	Deficit)	Equity
Balances at August 31, 2018	78,273	$78	$104,918	$(23,358)	$81,638
Stock-based compensation	882	1	11,997	—	11,998
Stock sold to investors, net of offering costs	9,077	9	41,583	—	41,592
Stock issued for acquisitions	1,809	2	3,566	—	3,568
Issuance of warrants	—	—	2,194	—	2,194
Net loss	—	—	—	(39,636)	(39,636)
Balances at August 31, 2019	90,041	$90	$164,258	$(62,994)	$101,354
Stock-based compensation	1,356	2	12,441	—	12,443
Stock sold to investors, net of offering costs	27,198	27	42,068	—	42,095
Stock issued for acquisitions	23	—	—	—	—
Stock issued for equity investment	1,653	2	2,526	—	2,528
Stock issued for amendment of debt agreement	5,437	5	5,960	—	5,965
Net loss	—	—	—	(77,656)	(77,656)
Balances at August 31, 2020	125,708	$126	$227,253	$(140,650)	$86,729

The accompanying notes are an integral part of the consolidated financial statements.

KUSHCO HOLDINGS, INC.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended August 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(77,656)	$(39,636)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,217	2,501
Amortization of debt discount	5,340	1,243
Provision for bad debt	9,737	2,628
Provision for sales returns	(145)	477
Provision for inventory reserve	15,354	3,026
Impairment loss on intangible asset	1,156	—
Gain on disposal of assets	37	(1,254)
Purchase order cancellation charges	4,694	—
Gain on termination of leases	(798)	—
Impairment loss on right-of-use and fixed assets	6,895	—
Change in fair value of equity investment	2,018	931
Stock-based compensation	14,008	13,384
Change in fair value of warrant liability	(5,079)	(9,294)
Loss on extinguishment of debt	1,651	—
Provision for deferred taxes	47	97
Change in fair value of contingent consideration	—	(1,780)
Right-of-use assets amortization	1,207	—
Changes in operating assets and liabilities:
Accounts receivable	9,018	(20,475)
Inventory	365	(35,095)
Prepaid expenses and other current assets	(1,456)	120
Other non-current assets	(423)	(535)
Accounts payable	(8,803)	7,874
Accrued expenses and other current liabilities	89	4,916
Other non-current liabilities	(1,180)	630
Net cash used in operating activities	(19,707)	(70,242)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, equipment, and intangibles	(5,048)	(8,017)
Net cash used in investing activities	(5,048)	(8,017)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of finance leases	(106)	(106)
Proceeds from notes payable, net of debt discount	1,757	16,413
Proceeds from stock option exercises	—	79
Proceeds from issuance of common stock, net of offering costs	42,095	41,008
Proceeds from line of credit	98,928	140,609
Repayments on line of credit	(111,387)	(129,267)
Net cash provided by financing activities	31,287	68,736
NET INCREASE (DECREASE) IN CASH	6,532	(9,523)
CASH AT BEGINNING OF YEAR	3,944	13,467
CASH AT END OF YEAR	$10,476	$3,944

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION CASH PAID FOR:
Interest	$680	$1,149
Income taxes	$—	$13
Amounts included in the measurement of operating lease liabilities	$1,740	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Capital leases	$—	$240
Services prepaid for in common stock	$846	$1,987
Unpaid amounts for purchase of property & equipment	$9	$211
Fair value of shares issued related to acquisition of business	$—	$3,568
Shares issued in exchange for equity investment in Xtraction Services	$2,528	$—
Stock issued for amendment of debt agreement	$5,965	$—
Fair value of shares received from sale of assets	$—	$1,791
Warrants issued with financing agreement	$—	$2,194
Operating lease liability (ASC 842 adoption)	$7,600	$—
Right of use assets (ASC 842 adoption)	$6,700	$—

The accompanying notes are an integral part of the consolidated financial statements.

KUSHCO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share data)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

KushCo Holdings, Inc. (formerly known as Kush Bottles, Inc.) markets and sells a wide variety of ancillary products and services to customers operating in the regulated medical and adult recreational cannabis and hemp-derived CBD industries.

Our products primarily consist of bottles, jars, bags, tubes, containers, vape cartridges, vape batteries and accessories, labels and processing supplies, solvents, natural products, stainless steel tanks, and custom branded anti-counterfeit and authentication labels. Our services primarily consist of retail services and hemp trading services, which focus on facilitating compliant hemp transactions for in-network, pre-qualified farmers and a pre-qualified buyer network. Our retail services division focuses on building distribution networks of compliant hemp-derived CBD brands across conventional and other retail channels, including convenience, pet care, and beauty channels.

The Company’s wholly-owned subsidiary Kim International Corporation (“KIM”), a California corporation, was originally incorporated as Hy Gro Economics Corporation (“Hy Gro”) on December 2, 2010. On October 30, 2012, Hy Gro amended its articles of incorporation to reflect a name change to KIM International Corporation. On March 4, 2014, the shareholders of KIM exchanged all 10,000 of their common shares for 32,400 common shares of KushCo Holdings, Inc. The operations of KIM became the operations of KushCo after the share exchange and accordingly the transaction is accounted for as a recapitalization of KIM whereby the historical financial statements of KIM are presented as the historical financial statements of the combined entity. KIM was the acquiring entity in accordance with ASC 805, Business Combinations. The accumulated losses of KIM were carried forward after the completion of the share exchange. Operations prior to the share exchange were those of KIM.

On August 29, 2018, KushCo Holdings, Inc. (formerly known as Kush Bottles, Inc.) filed Amended and Restated Articles of Incorporation (the “Amended and Restated Charter”) with the Secretary of State for the State of Nevada. The Amended and Restated Charter changed the Company’s name from Kush Bottles, Inc. to KushCo Holdings, Inc. The Amended and Restated Charter became effective on September 1, 2018 and was approved by the Company’s stockholders at the Company’s 2018 Annual Meeting of Stockholders on May 8, 2018.

In June 2019, the Company moved its corporate headquarters from Garden Grove, California to Cypress, California. The address for the Company’s new corporate headquarters is 6261 Katella Avenue, Suite 250, Cypress, CA 90630.

Acquisition of CMP Wellness, LLC

On May 1, 2017, the Company entered into a merger agreement with Lancer West Enterprises, Inc. a California corporation, Walnut Ventures, a California corporation, Jason Manasse, an individual, and Theodore Nicols, an individual, pursuant to which each of Lancer West Enterprises, Inc. and Walnut Ventures were merged with and into Merger Sub, with Merger Sub as the surviving corporation, resulting in the Company’s indirect acquisition of CMP Wellness, LLC, a California limited liability company, which prior to the merger, was owned 100% by Lancer West Enterprises, Inc. and Walnut Ventures. CMP Wellness, LLC is a distributor of vaporizers, cartridges and accessories. CMP Wellness was dissolved in October 2019.

Acquisition of Summit Innovations, LLC

On May 2, 2018, the Company completed its acquisition of Summit Innovations, LLC (“Summit”), a leading distributor of solvents to the legal cannabis industry. Pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), Summit merged with and into KCH Energy, LLC (“KCH”), a wholly-owned subsidiary of the Company, with KCH as the surviving entity.

Registered Offerings

On June 7, 2018, January 15, 2019, September 26, 2019, and February 6, 2020, the Company entered into securities purchase agreements with certain accredited investors in connection with its registered direct offerings. See Notes 11 and 13 for further description of these transactions.

Acquisition of Hybrid Creative, LLC

On July 11, 2018, the Company completed its acquisition of Hybrid Creative, LLC (“Hybrid”), a specialist design agency. Pursuant to the terms of the Membership Interest Purchase Agreement (Agreement”) with the members of Zach Darling Creative Associates, LLC (“ZDCA”), parent of wholly-owned subsidiary, Hybrid, the Company purchased the entire issued member interest of ZDCA. Following the acquisition, ZDCA operates as a wholly-owned subsidiary of the Company, with Hybrid continuing to operate as wholly-owned subsidiary of ZDCA.

Consolidation of an Entity

In July 2018, the Company invested $1.0 million in the form of a convertible promissory note in a third-party company. The convertible promissory note provides the Company with the option to convert the principal balance of the note, at any time prior to the maturity date, into equity of this entity, representing 100% of the equity interests. As primary beneficiary, the Company consolidated this entity. The third-party company was dissolved in December 2019.

Basis of Presentation

The accompanying consolidated financial statements and related notes include the activity of the Company and its wholly-owned subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit. Significant inter-company transactions and balances have been eliminated in consolidation.

The Company’s principal sources of liquidity at August, 31 2020 consisted of cash on hand, line of credit and future cash anticipated to be generated from operations. The Company generated positive cash flows from operations during the quarter ending August 31, 2020, and reported positive working capital as of August 31, 2020. However, the Company’s principal loan balances mature on April 28, 2020. The Company intends to refinance such loan balances by their stated maturity. The Company believes its current cash balances coupled with anticipated cash flow from operating activities, and its plans to refinance its borrowings will be sufficient to meet its working capital requirements for at least one year from the date the consolidated financial statements were available to be issued.

References to amounts in these notes to consolidated financial statements are in thousands, except per share data, unless otherwise specified.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognition, accounts receivable reserves, inventory and related reserves, valuations and purchase price allocations related to business combinations, expected future cash flows used to evaluate the recoverability of long-lived assets, estimated fair values of long-lived assets used to record impairment charges related to intangible assets and goodwill, amortization periods, accrued expenses, stock-based compensation, and recoverability of the Company’s net deferred tax assets and any related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if past experience or other assumptions do not turn out to be substantially accurate.

The Company is subject to a number of risks similar to those of other companies of similar size and with a focus on serving the cannabis and CBD industries, including, the development stage of certain products, competition, a limited number of suppliers, integration of acquisitions, substantial indebtedness, disruptions in the U.S. and global economy and financial markets, including as a result of COVID-19, government regulations, protection of proprietary rights, and dependence on key individuals.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to consist of cash on hand and investments having an original maturity of 90 days or less that are readily convertible into cash. The Company deploys its cash and cash equivalents with financial institutions with highly rated credit and monitors the amount on deposit at the financial institution. The Company has cash deposits held at certain institutions at August 31, 2020 of which $8,262 was in excess of Federal Deposit Insurance Corporation insured limits. There were no cash equivalents outstanding as of August 31, 2020 and 2019.

Accounts Receivable

Trade accounts receivable are carried at their estimated collectible amounts.  Trade credit is generally extended on a short-term basis and thus does not bear interest. Trade accounts receivables are periodically evaluated for collectability based on past credit history and their current financial condition.

The Company maintains reserves for uncollectible accounts receivable and potential sales returns. In aggregate, such reserves reduce our gross accounts receivable to its estimated net realizable value. The Company’s allowance for doubtful accounts and sales return reserve was $2,439 and $332, respectively, as of August 31, 2020 and $1,058 and $477, respectively, as of August 31, 2019.

Inventory

Inventories are stated at the lower of cost or net realizable value using the average cost method. The Company’s inventory consists of finished goods of $38,546 and $46,408 as of August 31, 2020 and 2019, respectively. The Company establishes reserves for excess and obsolete inventory, based on prevailing circumstances and judgment based on the Company’s experience. The Company’s inventory reserve was $10,497 and $2,640 as of August 31, 2020 and 2019, respectively. The Company also makes prepayments against the future delivery of inventory classified as prepaid inventory. The Company’s prepaid inventory was $3,373 and $7,134 and was included in prepaid expenses and other current assets as of August 31, 2020 and 2019, respectively.

Equity Investment

On January 30, 2020, the Company partnered with XS Financial Inc. (“XS Financial”), formerly Xtraction Services Holding Corp (“Xtraction Services”), a provider of equipment leasing solutions to owners and operators of cannabis and hemp companies in the United States in order to provide such solutions to the Company’s network of regulated cannabis CBD operators. The Company’s Chief Financial Officer, Stephen Christoffersen, has served on the board of directors for XS Financial since May 2019. Under the terms of its agreement with XS Financial, upon the closing of the transaction, the Company issued 1,653 of its common shares in exchange for 10,600 proportionate voting shares of XS Financial (the “XS Shares”), the equivalent of 19.9% of XS Financials’ market capitalization on the closing date. On January 30, 2020, the value of the Company’s shares issued in exchange for the equity investment in XS Financial was $2,528. The Company’s investment in XS Financial is included in “Other assets” on the Company’s condensed consolidated balance sheet. The fair value of Company’s investment in XS Financial was $1,225 as of August 31, 2020.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of estimated useful life of the asset or the lease term, after the asset is placed in service. The estimated useful lives of the property and equipment are generally as follows: computer software acquired for internal use, three to seven years; computer equipment, two to three years; leasehold improvements, three to 15 years or term of lease; and furniture and equipment, one to seven years. Maintenance and repairs are expensed as incurred. Gains or losses resulting from the retirement or sale of property and equipment are recorded as operating income or expenses, respectively.

Fair Value of Financial Instruments

The fair value of certain of our financial instruments, including cash, accounts receivable, other current assets, accounts payable and liabilities, capital lease obligations and deferred revenue approximate their fair values because of the short-term maturity of these instruments. The carrying amount of the Company’s long-term notes payable approximates its fair value based on interest rates available to the Company for similar debt instruments and similar remaining maturities.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Management evaluates all of the Company’s financial instruments, including warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is remeasured at the end of each reporting period.

Concentration of Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. Collateral is not required for accounts receivable. The Company maintains an allowance for its doubtful accounts receivable. This allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. Receivables are written-off and charged against its recorded allowance when the Company has exhausted collection efforts without success. The Company’s losses related to collection of trade receivables have consistently been within management’s expectations. Due to these factors, no additional credit risk beyond amounts provided for collection losses, which the Company reevaluates on a monthly basis based on specific review of receivable agings and the period that any receivables are beyond the standard payment terms, is believed by management to be probable in the Company’s accounts receivable.

The Company purchases products from a small number of suppliers. A change in or loss of these suppliers could cause a delay in filling customer orders and a possible loss of sales, which would adversely affect results of operations; however, management believes that suitable replacement suppliers could be obtained in such an event.

Intangible Assets acquired through Business Combinations

Intangible assets, domain name, trademarks and non-compete agreements that are deemed to have a definite life are amortized over their estimated useful lives and intangible assets with an indefinite life are assessed for impairment at least annually. Quarterly, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Impairment Assessment

The Company evaluates intangible assets and long-lived assets for possible impairment periodically and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset’s carrying amount may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, the carrying amount of such assets is reduced to fair value. The Company evaluates and tests the recoverability of its goodwill for impairment at least annually during its fourth quarter of each fiscal year or more often if and when circumstances indicate that it is more likely than not goodwill may be impaired. The Company completed a quantitative analysis for goodwill and a qualitative assessment for intangible assets and long-lived assets. Based on such analysis, there was impairment loss on intangible assets during the year ended August 31, 2020. There was no impairment of long-lived assets or goodwill during the years ended August 31, 2020 and 2019.

Valuation of Business Combinations and Acquisition of Intangible Assets

The Company records intangible assets acquired in business combinations and acquisitions of intangible assets under the acquisition method of accounting. The Company accounts for acquisitions in accordance with ASC Topic 805, Business Combinations. Amounts paid for each acquisition are allocated to the assets acquired and liabilities assumed based on their fair values at the dates of acquisition. The Company then allocates the purchase price in excess of the fair value of the net tangible assets acquired to identifiable intangible assets, including purchased intangibles based on detailed valuations that use information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill.

The Company uses the income approach, the relief from royalty method (both a market and income method), and the with and without method to determine the fair values of its purchased intangible assets. The Company uses the probability-weighted expected return method (an income approach) to determine the appropriate amount of contingent consideration to include in the purchase price for an acquisition. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected industry trends and expected product introductions by competitors. For the intangible assets acquired, the Company used risk-adjusted discount rates ranging from 19% to 26% to discount its projected cash flows. The Company believes that the estimated purchased intangible asset amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

The Company also used the income approach (probably weighted cash flow), as described above, to determine the estimated fair value of certain identifiable intangibles assets including domain names and tradenames. Tradenames represent acquired product names that the Company intends to continue to utilize. The Company used the with and without method to ascertain the fair value of the non-competition agreement.

Net Income (Loss) Per Share

The Company computes net income (loss) per common share under ASC Topic 260, Earnings per Share (“ASC 260”). Basic net income (loss) per common share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net earnings by the sum of (a) the weighted average number of shares of common stock outstanding during the period and (b) the potentially dilutive securities outstanding during the period. Stock options and warrants are potentially dilutive securities; and the number of dilutive options and warrants are computed using the treasury stock method.

For the year ended August 31, 2019, net loss is adjusted for changes in fair value of warrants recorded as a liability (see Note 11) and weighted average diluted shares includes dilutive warrants.

The following table sets forth the calculation of basic and diluted net income (loss) per common share.

	August 31, 2020	August 31, 2019
Net loss	$(77,656)	$(39,636)
Less: Decrease in fair value of warrants	—	(8,986)
Net loss available to common shareholders	$(77,656)	$(48,622)

Weighted average common shares outstanding:
Basic	114,085	84,880
Net effect of dilutive warrants	—	16
Diluted	114,085	84,896
Net loss per common share per share:
Basic	$(0.68)	$(0.47)
Diluted	$(0.68)	$(0.57)

For the year ended August 31, 2020, basic and diluted weighted average shares are the same as the Company generated a net loss for the period and potentially dilutive securities are excluded because they have an anti-dilutive impact. The computation of diluted net loss per share for the year ended August 31, 2020 does not include 10,644 options and 21,737 warrants because their inclusion would have an anti-dilutive effect on net loss per share. The computation of diluted net loss per share for the year ended August 31, 2019 does not include 4,579 options and 4,388 warrants because their inclusion would have an anti-dilutive effect on net loss per share.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective method.  As a practical expedient allowed under ASC 606, the Company applied the new guidance only to contracts that were not completed as of the date of initial application.  The Company did not record any cumulative effect adjustment to retained earnings as of September 1, 2019 and did not record any material adjustment to gross revenue for the fiscal year ended August 31, 2019 as a result of applying the guidance in ASC 606.

The Company markets and sells packaging products, vaporizers, solvents, accessories and branding solutions to customers operating in the regulated medical and recreational cannabis industries.

The Company expenses fulfillment costs as incurred because the amortization period would be less than one year in accordance with the ASC 606 practical expedient.

In accordance with ASC 606, the Company applies the following steps to recognize revenue for the sale of products that reflects the consideration to which the Company expects to be entitled to receive in exchange for the promised goods:

•	Identify the contract with a customer

A contract with a customer exists when the Company enters into an enforceable contract with a customer. The contract is based on either the acceptance of standard terms, or the execution of terms and conditions contracts. These contracts define each party’s rights, payment terms and other contractual terms and conditions of the sale. The Company applies judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience and, in some circumstances, published credit and financial information pertaining to the customer.

•	Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the goods that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract, whereby the transfer of the goods is separately identifiable from other promises in the contract. The Company has concluded the sale of finished goods and related shipping and handling are accounted for as a single performance obligation.

•	Determine the transaction price

The transaction price is determined based on the consideration to which the Company will be entitled to receive in exchange for transferring goods to the customer. The Company estimates the amount of potential refunds at each reporting period using a portfolio approach of historical data, adjusted for changes in expected customer experience, including seasonality and changes in economic factors.

Discounts provided to customers are accounted for as an element of the transaction price and as a reduction to revenue. Discounts were $1,603 and $822 for the years ended August 31, 2020 and 2019, respectively.

Revenue is presented net of taxes collected from customers and remitted to governmental authorities.

•	Allocate the transaction price to the performance obligations in the contract

The Company’s products are sold at their standalone selling price.

•	Recognize revenue when the Company satisfies a performance obligation

Revenue is recognized when control of the finished goods is transferred to the customer. Control of the finished goods is transferred at a point in time, upon delivery to the customer. The period of time between the satisfaction of the performance obligation and when payment is due from the customer is not significant. Sales returns are estimated based on historical facts and circumstances.

The Company disaggregates revenue by product category, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s disaggregated revenue by product category is as follows:

	For the Years Ended August 31,
	2020	2019
Vape	$73,712	$101,704
Packaging, Papers & Supplies	27,125	28,231
Energy and Natural Products	9,345	14,502
Services	3,655	4,517
	$113,837	$148,954

Warranty Costs

The Company has not had any material historical warranty related expenditures from the sales of its products, which if incurred would result in the return of any defective products by customers.

Stock-based Compensation

The Company accounts for its stock-based awards in accordance with ASC Topic 718, Compensation (“ASC 718”), which requires fair value measurement as of the grant date, and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted stock awards.  The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model. The fair value of restricted stock is based on the closing market price of the Company’s common stock on the grant date. The fair value is then expensed over the requisite service periods of the awards, which is generally the vesting period and the related amount is recognized in the consolidated statements of operations.

Advertising

The Company conducts advertising for the promotion of its products and services. In accordance with ASC Topic 720 Other expenses (“ASC 720”), advertising costs are charged to operations when incurred. Advertising costs were $198 and $1,304 for the fiscal years ended August 31, 2020 and 2019, respectively.

Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, Accounting for Income Taxes (“ASC 740”). As part of the process of preparing the consolidated financial statements, the Company is required to estimate an income tax provision (benefit) in each of the jurisdictions in which it operates. This process involves estimating the current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets.

The Company recorded a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. While future taxable income and ongoing prudent and feasible tax planning strategies have been considered in assessing the need for the valuation allowance, in the event the Company determines it would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance for the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine it would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the valuation allowance for the deferred tax asset would be charged to income in the period such determination was made.

During fiscal 2020 and 2019, the Company maintained a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. The net deferred tax liability for fiscal year 2020 and 2019 represents the portion of indefinite-life intangibles that could not be used as a future source of taxable income to support the realization of deferred tax assets.

Segments

The Company only has a single reportable segment. As defined in ASC Topic 280, Segment Reporting, operating segments are components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and assess performance. Over the past few years, the Company has completed a number of acquisitions. These acquisitions have allowed the Company to expand its offerings, presence and reach in the cannabis industry. While the Company has offerings in multiple geographic locations for its products for the cannabis industry, as a result of the Company’s acquisitions, the Company’s business operates in one operating segment because the majority of the Company’s offerings operate similarly, and the Company’s chief operating decision maker evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. Since the Company operates in one reportable segment, all required financial segment information can be found in the consolidated financial statements.

Recent Accounting Pronouncements

Issued but not yet adopted by the Company

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Changes to Disclosure Requirements for Fair Value Measurements, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The ASU removes, modifies, and adds certain disclosure requirements and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of this standard on its consolidated financial statements.

In December 2019, the FASB Issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes”, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its financial statements.

In January 2020, the FASB issued ASU 2020-1, “Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) - Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-1 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is evaluating the potential impact of adoption of this standard on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

Update on COVID-19

On March 11, 2020, the World Health Organization (“WHO”) recognized COVID-19 as a global pandemic, prompting many national, regional, and local governments, including in the markets that the Company operates in, to implement preventative or protective measures, such as travel and business restrictions, temporary store closures, and wide-sweeping quarantines and stay-at-home orders. As a result, COVID-19 has significantly curtailed global economic activity, including in the regulated cannabis and CBD industries in which the Company operates.

While the Company is actively working to successfully navigate the financial, operational, and personnel challenges presented by the COVID-19 pandemic, the full extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the pandemic and related actions taken by the U.S. government, state and local government officials, and international governments to prevent disease spread, all of which are uncertain, out of our control and cannot be predicted at this time.

NOTE 2 – CONCENTRATIONS OF RISK

Supplier Concentrations

The Company purchases inventory from various suppliers and manufacturers. For the year ended August 31, 2020, one vendor accounted for approximately 58% of total inventory purchases. For the year ended August 31, 2019, one vendor accounted for approximately 40% of total inventory purchases.

Customer Concentrations

The Company has a concentration of credit risk with its accounts receivable balance. For the fiscal year ended August 31, 2020, one customer represented approximately 10% of revenue, and approximately 6% of accounts receivable, at August 31, 2020. For the fiscal year ended August 31, 2019, two customers represented approximately 14% and 10% of revenue, respectively, and approximately 18% and 1% of accounts receivable, respectively, at August 31, 2019.

NOTE 3 – SALE OF RUB

On September 21, 2018, Smoke Cartel, Inc. (“Smoke Cartel”) and the Company entered into an agreement to sell a web domain and inventory related to the Company’s Rolluh-Bowl (“RUB”) product line. The Company received 1,410 shares of Smoke Cartel common stock as part of the consideration for this transaction. The fair value of its equity investment as of September 21, 2018 was based upon the closing stock price of Smoke Cartel.

The following sets forth the calculation of the gain on disposition of assets upon completion of the sale:

Fair value of Smoke Cartel as of September 21, 2018	$1,791
RUB web domain and inventory sold	(537)
Gain on disposition of assets	$1,254

As of August 31, 2020 and 2019, the fair value of the shares of Smoke Cartel were $155 and $592, respectively, and is recorded in Other assets on the Company’s consolidated balance sheet.

NOTE 4 – RELATED-PARTY TRANSACTIONS

The Company sells certain products and supplies to two related parties. Sales recognized during the years ended August 31, 2020 and 2019 from the related parties totaled $1,508 and $1,224, respectively. Total accounts receivable from related parties as of August 31, 2020 and 2019 were $890 and $465, respectively. Further, the Company rents certain warehouse equipment from a related party. During the years ended August 31, 2020 and 2019, total payments of $232 and $285, respectively, were made to the related party.

NOTE 5 – PROPERTY AND EQUIPMENT

The major classes of fixed assets consist of the following:

	August 31, 2020	August 31, 2019
Machinery and equipment	$9,540	$4,430
Vehicles	410	603
Office Equipment	376	3,232
Leasehold improvements	1,591	3,296
Construction in progress	660	1,930
	12,577	13,491
Accumulated Depreciation	(3,776)	(2,437)
	$8,801	$11,054

Depreciation expense was $3,270 and $1,549 for the years ended August 31, 2020 and 2019, respectively. The table below summarizes the impact of recording depreciation expense in the Consolidated Statement of Operations in the years ended August 31, 2020 and 2019:

	August 31, 2020	August 31, 2019
Cost of goods sold	$686	$479
Selling, general and administrative	2,584	1,070
Total depreciation expense	$3,270	$1,549

NOTE 6 – INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following as of August 31, 2020 and 2019:

	Weighted Average	As of August 31, 2020			As of August 31, 2019
Description	Estimated Useful Life	Gross Carrying Value	Accumulated Amortization	Net Amount	Gross Carrying Value	Accumulated Amortization	Net Amount
Trade name	6 years	$1,400	$(1,400)	$—	$2,600	$(1,011)	$1,589
Non-compete agreement	4 years	2,370	(1,370)	1,000	2,370	(856)	1,514
		$3,770	$(2,770)	$1,000	$4,970	$(1,867)	$3,103

Amortization expense was $947 and $952 for the years ended August 31, 2020 and 2019, respectively. Impairment loss on intangible assets was $1,156 for the year ended August 31, 2020.

The estimated remaining amortization expense for each of the five succeeding fiscal years:

Year ended August 31,
2021	$447
2022	314
2023	239
$1,000

The following table summarizes the carrying amount of goodwill as of August 31, 2020 and 2019:

	Acquisition Date
Dank Bottles	November 2015	$2,377
CMP Wellness	May 2017	30,612
Summit	May 2018	15,450
Hybrid	July 2018	3,828
		$52,267

NOTE 7 – OTHER ASSETS

Other assets consist of the following:

	August 31, 2020	August 31, 2019
Operating lease right-of-use assets	$3,127	$—
Equity investment	2,157	1,648
Debt isuance costs	2,926	3,569
Other assets	372	1,700
	$8,582	$6,917

NOTE 8 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	August 31, 2020	August 31, 2019
Customer deposits	$3,188	$2,992
Accrued compensation	2,798	3,485
Sales tax payable	727	1,047
Operating lease liability	1,583	—
Other accrued expenses	3,087	1,936
	$11,383	$9,460

NOTE 9 – LEASES

The Company adopted ASC 842 “Leases” (“ASC 842”) effective September 1, 2019 utilizing the modified retrospective approach for adoption for all leases that existed at or are commenced after the date of initial application with an option to use certain practical expedients. The package of practical expedients allowed the Company to not reassess: (i) whether any expired or existing contracts are or contain leases, (ii) lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases. The Company also used (i) hindsight when evaluating contractual lease options, (ii) the practical expedient that allows lessees to treat lease and non-lease components of leases as a single lease component, (iii) the portfolio approach which allows similar leased assets to be grouped and accounted for together, and (iv) the short-term lease for leases with a term of 12 months or less.

The adoption of ASC 842 had a material impact on the condensed consolidated balance sheet due to the recognition of Right of Use (“ROU”) assets and lease liabilities. The adoption of this ASC did not have a material impact on the consolidated statement of operations or the consolidated statement of cash flows. The Company did not recognize a material cumulative effect adjustment to the opening balance sheet retained earnings on September 1, 2019. Because the modified retrospective approach was elected, the ASU was not applied to periods prior to adoption and did not have an impact on previously reported results. At adoption, the Company recognized operating lease ROU assets and lease liabilities that reflect the present value of the future payments. As the rate implicit in the lease could not be determined for any of the Company’s leases, an estimated incremental borrowing rate of 8.4%, which reflects the interest rate the Company would pay to borrow funds over a similar term and in a similar economic environment, was used to determine the present value of lease payments. Based on the impact of ASC 842 on the lease population, the Company recorded $7.6 million in lease liabilities and $6.8 million for ROU assets based upon the lease liabilities adjusted for deferred rent. ROU assets are included in “Other assets” and lease liabilities are included in “Accrued expenses and other current liabilities” and “Other non-current liabilities” on the Company’s condensed consolidated balance sheet.

The Company determines if an arrangement is a lease at inception. The Company leases its facilities and certain office equipment under operating leases which expire on various dates through 2026. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. When readily determinable, the Company uses the implicit rate in determining the present value of lease payments. The ROU asset also includes any fixed lease payments, including in-substance fixed lease payments and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease term is determined at lease commencement and includes any non-cancellable period for which the Company has the right to use the underlying asset, together with any options to extend that the Company is reasonably certain to exercise.

Operating Lease Liabilities

Operating lease liabilities as of August 31, 2020 consist of the following:

Current portion of lease liabilities	$1,583
Long term lease liabilities, net of current portion	4,157
Total lease liabilities	$5,740

Aggregate lease maturities as of August 31, 2020 are as follows:

Year ended August 31,
2021	$2,013
2022	1,961
2023	1,362
2024	764
2025	540
Thereafter	39
Total minimum lease payments	6,679
Less imputed interest	(939)
Total lease liabilities	$5,740

Rent expense was $2,760 for the year ended August 31, 2020. At August 31, 2020, the leases had a weighted average remaining lease term of 3.7 years and a weighted average discount rate of 8.4%. Rent expense for the year ended August 31, 2019 was $2,852, under ASC 840, the predecessor to ASC 842. Amortization on ROU assets was $1,207 for the year ended August 31, 2020. Cash paid for amounts included in the measurement of lease liabilities was $1,740 for the year ended August 31, 2020.

NOTE 10 – DEBT

Gerber Revolving Line

In August 2019, the Company replaced its secured revolving credit facility with Gerber Finance Inc. (the “Gerber Revolving Credit Facility”) with a new Monroe Revolving Credit Facility. On August 21, 2019, the Company used a portion of the loan proceeds under the Monroe Revolving Credit Facility to pay in full all amounts due under the Loan Agreement, and the Company terminated the Gerber Revolving Credit Facility and has no further financial obligations under the facility.

Monroe Revolving Credit Facility

On August 21, 2019, the Company and its subsidiaries (collectively, the “Borrowers”) entered into a secured asset based revolving credit facility (the “Monroe Revolving Credit Facility”) with Monroe Capital Management Advisors, LLC, as collateral agent and administrative agent (“Monroe”), and the various lenders party thereto. The Company used a portion of the loan proceeds to pay in full all amounts due under the Gerber Revolving Line. The financing agreement for the Monroe Revolving Credit Facility (the “Monroe Financing Agreement”) provides for a total borrowing commitment of $35.0 million to be made in the form of revolving loans, subject to a borrowing base, together with the ability by the Company, upon the satisfaction of certain conditions set forth in the Monroe Financing Agreement, to increase the size of such commitment to $50 million. The Monroe Revolving Credit Facility also includes an accordion feature that permits the Borrowers to increase the available revolving commitments under the Monroe Revolving Credit Facility by up to an additional $15 million, subject to satisfaction of certain conditions.

All amounts advanced under the Monroe Revolving Credit Facility will bear interest at a rate per annum equal to either:

•	5.25% plus the greatest of: (a)5.50%; (b) the Federal Funds Rate plus 0.50%; (c) the quotient of (i) the LIBOR rate, divided by (ii) the difference of 100 percent minus, for any lender, the maximum percentage prescribed by the Board of Governors of the Federal Reserve System of the United States (or its successor) for determining reserve requirements of that lender; plus 1.00%; and (d) the Prime Rate; or

•	8.50% plus the greater of (a) the quotient of (i) the LIBOR rate, divided by (ii) the difference of one minus the stated maximum reserve percentage to be maintained by member banks of the Federal Reserve System for Eurocurrency funding or liabilities; and (b) 1.00%.

As of August 31, 2020, the interest rate was 8.5%. The Monroe Revolving Credit Facility has a five-year term, maturing on August 21, 2024, and is secured by a first priority lien on substantially all of the assets of the Company and its subsidiaries.

The Monroe Revolving Credit Facility also contains customary representations and warranties, affirmative and negative covenants, including a financial covenant requiring certain minimum availability, and events of default. As of August 31, 2020, there was no balance outstanding under the facility. As of August 31, 2019, the outstanding balance under the facility was $12.3 million.

The Company incurred closing costs associated with the Monroe Revolving Credit Facility in the amount of $2,672, which were deferred and amortized over the 5-year term of the Monroe Revolving Credit Facility on a straight-line basis. As of August 31, 2020, unamortized deferred closing costs of $2,057 is included in Other assets. Interest expense and amortization of debt discount, associated with the Monroe Revolving Credit Facility during the year ended August 31, 2020 amounted to $565 and $614, respectively.

Monroe Warrants

Also on August 21, 2019, in connection with, and as a condition to the consummation of, the Monroe Revolving Credit Facility, we entered into a subscription agreement (the “Subscription Agreement”) with certain entities affiliated with Monroe (collectively, the “Subscribers”), pursuant to which we issued to the Subscribers warrants (the “Monroe Warrants”) to purchase up to an aggregate of 500 share of our common stock, at an exercise price of $4.25, being the arithmetic average of the closing price of our common stock for the 10 consecutive trading days prior to the date of issuance (subject to customary adjustment upon subdivision or combination of our common stock). The Monroe Warrants are immediately exercisable and may be exercised at any time, and from time to time, on or before the fifth anniversary of the date of issuance. The Monroe Warrants include a “blocker” provision that, subject to certain exceptions described in the Monroe Warrants, prevents the Subscribers from exercising the Monroe Warrants to the extent such exercise would result in a Subscriber together with certain affiliates owning in excess of 4.99% of our common stock outstanding immediately after giving effect to such exercise.

The Monroe Warrants were classified as equity. The estimated fair value of the Monroe Warrants was $989 as of August 31, 2019 and was computed using the Black-Scholes model.

Senior Note with HB Sub Fund

On April 29, 2019, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to issue and sell, and the Investor agreed to purchase, a senior note (the “Original Note”) in a private placement offering in the aggregate principal amount of $21.3 million with an original issue discount of $1.3 million, and received net proceeds of $20.0 million. The Original Note was a senior unsecured obligation, and unless earlier redeemed, was set to mature on October 30, 2020. The Original Note did not bear interest, except upon the occurrence of an event of default.

On August 21, 2019, the Company entered into an exchange agreement (the “Exchange Agreement”) with the Investor in order to amend and waive certain provisions of the Securities Purchase Agreement and the Original Note and exchange the Original Note for (i) a new senior note (the “First Amended Senior Note”) for the same aggregate principal amount as the Original Note and (ii) a warrant to purchase up to 650,000 shares of our common stock at an exercise price of $4.25. The Warrants have an expiration date of August 21, 2024 and have not been exercised. As of August 21, 2019, the Warrants were reclassified from a derivative liability to equity with a corresponding adjustment to additional paid-in capital. The fair value of the Warrants was determined using a Black-Scholes model as of August 21, 2019 and was equal to $792. Similar to the terms of the Original Note, the First Amended Senior Note was set to mature on October 30, 2020, at which time the Company would have had to pay the Investor an amount in cash representing 120% of all outstanding principal, less original issue discount, plus any accrued and unpaid interest and accrued and unpaid late charges. Similar to the terms of the Original Note, the First Amended Senior Note did not bear interest except upon the occurrence of an event of default.

On November 8, 2019, the Company entered into a Second Exchange Agreement (“Second Exchange Agreement”) with the Investor, pursuant to which the Company amended the First Amended Senior Note (the “Second Amended Senior Note”). Pursuant to the terms of the Second Amended Senior Note, the maturity date was extended to April 29, 2021, and the aggregate principal amount of the Second Amended Senior Note was increased to approximately $24.0 million and the original issue discount was increased to $1.5 million. Upon maturity of the Second Amended Senior Note, the Company would have had to pay the Investor an amount in cash representing 120% of all outstanding principal, less original issue discount, plus any accrued and unpaid interest and accrued and unpaid late charges. Similar to the terms of the Original Note, the Second Amended Senior Note did not bear interest except upon the occurrence of an event of default.

On June 9, 2020, the Company entered into a Third Exchange Agreement (the “Third Exchange Agreement”) with the Investor in order to (x) amend and waive certain provisions of the Securities Purchase Agreement and the Second Amended Senior Note, and (y) exchange the Second Amended Senior Note without any cash consideration for (i) a new senior note in the aggregate principal amount of $22.0 million (the “Third Amended Senior Note”) and (ii) 5,347,594 shares of the Company’s common stock (the “Exchange Shares”). The exchange of principal and Exchange Shares was accounted for as an extinguishment of debt, and a loss on extinguishment of $1.65 million was recorded in the statement of operations for the year ended August 31, 2020.

Similar to the terms of the Second Amended Senior Note, the Third Amended Senior Note will mature on April 29, 2021, subject to the Investor’s right to extend such maturity date. Upon maturity, the Company must pay the Investor an amount in cash representing the aggregate outstanding principal, plus any accrued and unpaid interest and accrued and unpaid late charges. Similar to the terms of the Original Note, the First Amended Senior Note and the Second Amended Senior Note, the Third Amended Senior Note will not bear interest except upon the occurrence (and during the continuance) of an Event of Default (as such term is defined in the Third Amended Senior Note), in which case the Third Amended Senior Note will bear interest at a rate of 18.0% per annum (the “Default Rate”).

The Third Amended Senior Note is redeemable by the Company at any time after the issuance in an amount equal to the outstanding principal and any accrued interest or late charges. The Third Amended Senior Note includes customary affirmative and negative covenants, including a limitation on the Company’s ability to incur additional indebtedness, subject to certain permitted exceptions. The Third Amended Senior Note includes customary events of default including, among others, payment defaults, breach of covenant defaults, bankruptcy and insolvency defaults, cross defaults with certain indebtedness, a change of control default, judgment defaults, and inaccuracies of representations and warranties defaults. Similar to the terms of the Original Note, the Investor may require the Company to redeem, upon the occurrence of an Event of Default, all or a portion of the Third Amended Senior Note at a redemption premium of 135% of the outstanding principal and any accrued interest or late charges. Similar to the terms of the Original Note, any amount of principal or other amounts due to the Investor under the Securities Purchase Agreement or the Third Amended Senior Note that is not paid when due (except to the extent such amount is simultaneously accruing interest at the Default Rate) will result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the Default Rate from the date such amount was due until the same is paid in full.

PPP Loan

On April 30, 2020, the Company qualified for and received a loan pursuant to the Paycheck Protection Program, a program implemented by the U.S. Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act, from a qualified lender (the “PPP Lender”), for an aggregate principal amount of approximately $1.9 million (the “PPP Loan”). The PPP Loan bears interest at a fixed rate of 1.0% per annum, with the first six months of interest deferred, has a term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration. The principal amount of the PPP Loan is subject to forgiveness under the Paycheck Protection Program upon the Company’s request to the extent that the PPP Loan proceeds are used to pay expenses permitted by the Paycheck Protection Program, including payroll costs, covered rent and mortgage obligations, and covered utility payments incurred by the Company. The Company has applied for forgiveness of the PPP Loan with respect to these covered expenses. To the extent that all or part of the PPP Loan is not forgiven, the Company will be required to pay interest on the PPP Loan at a rate of 1.0% per annum, and commencing in January 2021 principal and interest payments will be required through the maturity date in May 2022. The terms of the PPP Loan provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events. The PPP Loan may be accelerated upon the occurrence of an event of default.

NOTE 11 – WARRANT LIABILITY

In June 2018, the Company issued 3,750 five-year warrants to investors in a registered direct offering (the “Offering”). Pursuant to ASC Topic 815, the initial fair value of the warrants of $15,350 was recorded as a warrant liability on the issuance date.  The estimated fair values of the warrants were computed at issuance using a Black-Scholes option pricing model, with the following assumptions: stock price $5.56 volatility 78.1%, risk-free rate 2.74%, annual dividend yield 0% and expected life 5.0 years.

The estimated fair value of the outstanding warrant liabilities was $365 and $5,444 as of August 31, 2020 and 2019, respectively.

Increases or decreases in fair value of the warrant liability are included as a component of total other expense in the accompanying consolidated statements of operations for the respective period. The changes to the liability for warrants resulted in a decrease of $5,079 and $8,986 in warrant liability and a corresponding gain included in other income for the years ended August 31, 2020 and 2019.

The estimated fair value of the warrants was computed as of August 31, 2020 using the Black Scholes model with the following assumptions: stock price $0.63, volatility 95.5%, risk-free rate 0.15%, annual dividend yield 0% and expected life 2.8 years.

NOTE 12 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements are performed in accordance with the guidance provided by ASC Topic 820, “Fair Value Measurements and Disclosures.” ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the hierarchy of levels of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, equity investments, accounts receivable, accounts payable and accrued liabilities, capital lease obligations and deferred revenue approximate their fair values based on their short-term nature. The carrying amount of the Company’s long-term notes payable approximates its fair value based on interest rates available to the Company for similar debt instruments and similar remaining maturities.

The Company accounts for its investment in Smoke Cartel at fair value. On September 21, 2018, Smoke Cartel and the Company entered into an agreement to sell the RUB web domain and inventory related to this product line and in exchange, received 1,410 shares of Smoke Cartel common stock (see Note 3 above.) The fair value of its investment as of August 31, 2020 and August 31, 2019 was based upon the closing stock price of Smoke Cartel. The investment was classified as a Level 2 financial instrument.

The Company accounts for its investment in Xtraction Services at fair value. The fair value of the Company’s investment at August 31, 2020 was based upon the closing price of Xtraction Services' common stock on each respective date. The investment was classified as a Level 2 financial instrument.

In connection with the Company’s registered direct offering in June 2018, the Company issued warrants to purchase shares of its common stock which are accounted for as a warrant liability (see Note 11 above.) The estimated fair value of the derivative is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

In connection with the Company’s private placement offering in April 2019, the Company entered into a Securities Purchase Agreement, whereby it granted to the Investor participation rights in future financing transactions up to an aggregate of 15% of such transactions (or, except for certain permitted indebtedness, up to an aggregate of 100% of debt issuances). These participation rights were recorded as a derivative liability with estimated fair value determined using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

The following table details the fair value measurement within the fair value hierarchy of the Company’s financial instruments, which includes the Level 2 assets and the Level 3 liabilities:

	Fair Value at August 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Equity investment	$2,157	$—	$2,157	$—
Total assets	$2,157	$—	$2,157	$—

Liabilities:
Warrant liability	$365	$—	$—	$365
Total liabilities	$365	$—	$—	$365

	Fair Value at August 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Equity investment	$1,648	$—	$1,648	$—
Total assets	$1,648	$—	$1,648	$—

Liabilities:
Warrant liability	$5,444	$—	$—	$5,444
Total liabilities	$5,444	$—	$—	$5,444

The following table reflects the activity for the Company’s warrant derivative liability for the June 2018 registered offering measured at fair value using Level 3 inputs:

Warrant Liability
Balance at August 31, 2018	$14,430
Adjustments to estimated fair value	(8,986)
Balance at August 31, 2019	5,444
Adjustments to estimated fair value	(5,079)
Balance at August 31, 2020	$365

The following table reflects the activity for the Company’s participation rights derivative liability for the April 2019 private debt offering measured at fair value using Level 3 inputs:

Participation Rights Derivative Liability
As of April 30, 2018	$1,100
Adjustments to estimated fair value	(308)
Reclassification to equity	(792)
Balance at As of August 31, 2019	$—

NOTE 13 – STOCKHOLDERS' EQUITY

Preferred Stock

The authorized preferred stock is 10,000 shares with a par value of $0.001. As of August 31, 2020 and 2019, the Company has no shares of preferred stock issued or outstanding.

Common Stock

The authorized common stock is 265,000 shares with a par value of $0.001. As of August 31, 2020 and 2019, 125,708 and 90,041 shares were issued and outstanding, respectively.

On September 26, 2019, the Company entered into purchase agreements with accredited investors pursuant to which the Company issued and sold an aggregate of 17,198 units, with each unit consisting of one share of its common stock and a warrant to purchase half a share of common stock in a registered direct offering (the “September 2019 Offering”). The purchase price for a unit was $1.75. The closing of the September 2019 Offering occurred on September 30, 2019 and resulted in aggregate gross proceeds of approximately $30.1 million. The aggregate net proceeds from the September 2019 offering, after deducting the placement agent fees and other offering expenses, was approximately $27.6 million. Subject to certain ownership limitations, the warrants were immediately exercisable at an exercise price equal to $2.25 per share of common stock. The warrants are exercisable for five years from the date of issuance.

On February 6, 2020, the Company entered into purchase agreements with certain accredited investors pursuant to which the Company issued and sold an aggregate of 10,000 units, with each unit consisting of one share of its common stock and a warrant to purchase half a share of its common stock in a registered direct offering (the “February 2020 Offering”). The purchase price for a unit was $1.60. The closing of the February 2020 Offering occurred on February 10, 2020 and resulted in aggregate gross proceeds to the Company of approximately $16.0 million. The aggregate net proceeds from the February 2020 Offering, after deducting the placement agent fees and other offering expenses, was approximately $14.6 million. Subject to certain ownership limitations, the warrants were immediately exercisable at an exercise price equal to $2.00 per share of common stock. The warrants are exercisable for five years from the date of issuance.

Share-based Compensation

The Company recorded total stock-based compensation expense of $14,008 and $13,384 for the years ended August 31, 2020 and 2019, respectively, in connection with the issuance of shares of common stock and options to purchase common stock. Stock-based compensation expense is included in selling, general and administrative expense in the Consolidated Statement of Operations.

Stock Incentive Plan

The Company’s 2016 Stock Incentive Plan (the “2016 Plan”) was adopted on February 9, 2016. The Company is currently authorized to issue up to 15,000 shares of common stock under the 2016 Plan in the form of stock options and other stock-based awards to officers, employees, non-employee directors and consultants of the Company and its subsidiaries. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on three years of continuous service and have 10-year contractual terms.

The Company estimates the fair value of share-based compensation utilizing the Black-Scholes option pricing model, which is dependent upon several variables such as the expected option term, expected volatility of its stock price over the expected option term, expected risk-free interest rate over the expected option term, and expected dividend yield rate over the expected option term. The Company believes this valuation methodology is appropriate for estimating the fair value of stock options granted to employees and directors which are subject to ASC 718. These amounts are estimates and thus may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes compensation on a straight-line basis over the requisite service period for each award. The following table summarizes the assumptions the Company utilized to record compensation expense for stock options granted during the years ended August 31, 2020 and 2019:

	August 31, 2020	August 31, 2019
Expected term in years	2.3 - 5.9	3.0
Expected volatility	64% – 120%	64% – 87%
Risk-free interest rate	0.1% – 1.7%	1.39% – 3.01%
Expected dividend yield	0.0%	0.0%

The expected term is based on management judgement and reflects expected exercise patterns. The expected volatility is based on management's analysis of historical volatility. The risk-free interest rate is based on the U.S. Treasury yields with terms equivalent to the expected term of the related option at the time of the grant. While the Company believes these estimates are reasonable, the compensation expense recorded would increase if the expected life was increased, a higher expected volatility was used, or if the expected dividend yield increased.

Stock Options

During the years ended August 31, 2020 and 2019, the Company issued 6,345 and 10,082 stock options, respectively, pursuant to the 2016 Plan. A summary of the Company’s stock option activity during the years ended August 31, 2019 and 2020 is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance Outstanding, August 31, 2018	9,368	$3.85	9.1	$14,463
Granted	10,082	5.50
Exercised	(502)	1.20		$2,576
Forfeited	(4,187)	4.46
Balance Outstanding, August 31, 2019	14,761	4.89	9.0	$3,192
Granted	6,250	1.20
Exercised	(9)	2.06		$14
Forfeited and cancelled	(10,358)	4.68
Balance Outstanding, August 31, 2020	10,644	$1.58	8.5	$232
Vested and expected to vest at August 31, 2020	8,709	$1.74	8.3	$183
Exercisable, August 31, 2020	5,806	$2.19	7.9	$108

Stock compensation expense related to stock options was $9,540 and $9,995 for the years ended August 2020 and 2019, respectively. The weighted-average grant-date fair value of options granted during the years ended August 31, 2020 and 2019, was $0.90 and $2.73, respectively.

As of August 31, 2020, there was $7,345 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. The expense is expected to be recognized over a weighted-average period of 1.4 years.

Replacement Options

On July 31, 2020, the Company offered employees and non-employee directors of the Company’s Board of Directors (“Eligible Participants”) the opportunity to exchange an outstanding option to purchase shares of the Company’s common stock (“Eligible Options”) for a lesser number of Replacement Options (the “Exchange Offer”). Eligible Participants had until August 28, 2020 to opt in for the Exchange Offer. The number of Replacement Options in the Exchange Offer varied based on the original exercise price of the grant, such that a higher original exercise price resulted in an Exchange Offer for a lower number of Replacement Options.

As a result of the Exchange Offer, 89 Eligible Participants opted in for the Exchange Offer resulting in 7,433 options cancelled and replaced with 5,195 Replacement Options at an exercise price of $0.58 per share. The cancellation and replacement was accounted for as a modification of the original awards pursuant to guidance in ASC 718. For this modification, the fair value of the award is assessed both prior to modification and after modification resulting in incremental expense of $111 recorded at the date of modification.

Restricted Stock

During the year ended August 31, 2020, the Company issued 727 shares of restricted common stock to consultants in exchange for services for a total of $846. During the year ended August 31, 2019, the Company issued 350 shares of restricted common stock to consultants in exchange for services for a total of $1,908.

Stock compensation expense related to restricted stock awards was $4,468 and $3,389, respectively, for the years ended August 31, 2020 and 2019.

During the year ended August 31, 2020, the Company awarded 270 shares of restricted stock units to directors for serving on the board of directors. During the year ended August 31, 2019, no restricted stock units were awarded to directors.

As of August 31, 2020, $1,326 of total unrecognized compensation costs related to restricted stock awards is expected to be recognized over a weighted average period of 1.0 year.

NOTE 14 – INCOME TAXES

For financial reporting purposes, income before income taxes for fiscal 2020 and 2019 includes the following components:

	For the Year Ended August 31,
	2020	2019
Pre-tax loss	$(77,872)	$(39,509)
Foreign pre-tax income	187	—
Loss before income taxes (benefit)	$(77,685)	$(39,509)

The components of the provision for income taxes for fiscal 2020 and 2019 are as follows:

	For the Year Ended August 31,
	2020	2019
Current
Federal tax	$(118)	$—
State tax	42	17
Foreign tax	—	13
Total	$(76)	$30

Deferred
Federal tax	12	29
State tax	35	68
Total	47	97
Total tax provision	$(29)	$127

The income tax benefit differs from the amount computed by applying the federal income tax rate to net earnings before income taxes. The provision for income tax consists of the following:

	For the Year Ended August 31,
	2020	2019
Federal income tax/benefit attributable to:
Income tax provision at statutory rate	$(16,314)	$(8,297)
State taxes, net of federal benefit	(4,513)	(2,310)
Change in fair value of warrants	(1,067)	(1,952)
Stock-based and other compensation	790	1,338
Change in Contingent Consideration Payable	—	(374)
Other	112	(64)
Less: Change in valuation of allowance	20,963	11,786
Income tax expense (benefit)	$(29)	$127

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, or the CARES Act, was signed into law. The CARES Act includes tax provisions applicable to businesses, such as net operating losses, enhanced interest deductibility, optional deferral of deposits of payroll taxes and a refundable employee retention payroll tax credit. We have determined that these provisions did not have an impact to our condensed consolidated financial statements for the year ended August 31, 2020.

The tax effects of the temporary differences that give rise to the deferred tax assets and liabilities are as follows:

	For the Year Ended August 31,
	2020	2019
Deferred tax assets
Net operating loss carry-forwards	$27,036	$9,451
Stock-based compensation	4,224	2,519
Inventory	4,074	1,671
Other	1,325	871
	36,659	14,512
Valuation allowance	(33,816)	(12,854)
	2,843	1,658
Deferred tax liabilities
Depreciation, amortization and other	(2,987)	(1,755)
	(2,987)	(1,755)
Net deferred tax asset (liability)	$(144)	$(97)

During fiscal years 2020 and 2019, the Company maintained a valuation allowance to reduce deferred tax assets to an amount that more likely that not will be realized. The net deferred tax liability for fiscal year 2020 represents the portion of indefinite-life intangibles that could not be used as a future source of taxable income to support the realization of deferred tax assets.

The Company has not identified any unrecognized tax benefits or uncertain tax positions. No liability on uncertain tax positions is recorded on the financial statements as of August 31, 2020. The Company does not expect that its assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.

As of August 31, 2020, the Company had federal net operating loss (“NOL”) carryforwards of approximately $95.3 million, of which approximately $9.8 million expire in 2038, and the remainder do not expire. As of August 31, 2020, the Company had state net operating loss carryforwards of approximately $95.1 million which expire between 2028 and 2039. The 2017 Tax Cuts and Jobs Act (“TCJA”) limited the use of NOLs to 80% of taxable income in any one tax period, which applied to years beginning after December 31, 2017. However, as a result of the CARES Act, corporate taxpayers may now use NOLs to fully offset taxable income in the 2018, 2019, and 2020 tax years. The Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the “Code”) Section 382, change of ownership rules. If the Company had a change in ownership, its NOL’s would be limited as to the amount that could be utilized each year, based on the Code.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operations in the provision for income taxes. As of August 31, 2020 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions. As of August 31, 2020, the tax years beginning with the year ended August 31, 2017 remain subject to examination by the Internal Revenue Service and tax years beginning with the year ended August 31, 2016 remaining subject to examination by certain state jurisdictions.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Other Commitments

In the ordinary course of business, the Company may enter into contractual purchase obligations and other agreements that are legally binding and specify certain minimum payment terms. The Company had no such agreements as of August 31, 2020.

Litigation

The Company may be subject to legal proceedings and claims that arise in the ordinary course of its business.

During fiscal 2019, lawsuits were filed in California federal and state court by various purported shareholders against, the Company, each of the current members of the Company’s Board of Directors, and certain of the Company’s current and former officers, alleging, among other things, certain federal securities law violations and/or related breaches of fiduciary duties in connection with the Company’s April 2019 Restatement of certain prior period financial statements. In general, the lawsuits assert the same or similar allegations, including that the defendants artificially inflated the Company’s securities prices by knowingly making materially false and misleading statements and omissions to the investing public about the Company’s financial statements, business, operations, management, and internal controls. These lawsuits are described below.

May v. KushCo Holdings, Inc., et al., filed April 30, 2019, Case No. 8:19-cv-00798-JLS-KES, U.S. District Court for the Central District of California. This putative shareholder class action against the Company and certain of its current and former officers alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, and seeks unspecified compensatory damages and other relief on behalf of a class of purchasers of the Company’s securities between July 13, 2017 and April 9, 2019, inclusive. In September 2019, the Court appointed co-lead plaintiffs and co-lead counsel for the plaintiffs. The lead plaintiffs’ amended complaint was filed in November 2019. In February 2020, the Company moved to dismiss the amended complaint. In September 2020, the Court granted the defendants’ motion to dismiss with leave to amend. On November 2, 2020, after the lead plaintiffs’ failed to file an amended complaint, the Court entered judgment in favor of the defendants, dismissing the action with prejudice.

Salsberg v. Kovacevich, et al., filed May 24, 2019, Case No. 8:19-cv-00998-JLS-KES, U.S. District Court for the Central District of California and Neysmith v. Baum, et al., filed May 31, 2019, Case No. 8:19-cv-01070-JLS-KES, U.S. District Court for the Central District of California. This purported shareholder derivative action against certain current and former directors and officers alleges, among other things, breach of fiduciary duty, waste of corporate assets, and unjust enrichment. The Company is named as a nominal defendant and the plaintiff seeks, among other things, corporate governance reforms, and disgorgement of profits, benefits, and compensation obtained by the defendants from the alleged conduct, to be paid to the Company. In September 2019, the Court consolidated these cases. In December 2019, the Court ordered a stay of this action pursuant to a stipulation of the parties.

Savage v. Kovacevich, et al., filed June 14, 2019, Case No. 30-2019-01077191-CU-MC-NJC, Superior Court of California, County of Orange. This purported shareholder derivative action against certain current and former directors and officers alleges, among other things, breach of fiduciary duty, waste of corporate assets, and unjust enrichment. The Company is named as a nominal defendant and the plaintiff seeks, among other things, corporate governance reforms, and unspecified damages and restitution from the defendants, to be paid to the Company. In August 2019, the Court ordered a stay of this action pursuant to a stipulation of the parties.

Bruno, et al. v. Kovacevich, et al., filed September 26, 2019, Case No. A-19-802660-C, Eighth Judicial District Court of the State of Nevada and Majchrzak v. Kovacevich, et al., filed October 2, 2019, Case No. A-19-902945-B, First Judicial District Court of the State of Nevada. These purported shareholder derivative actions against certain current and former directors and officers allege, among other things, breach of fiduciary duty, waste of corporate assets, and unjust enrichment. The Company is named as a nominal defendant in each action and the plaintiffs seek, among other things, equitable relief and unspecified damages from the defendants, to be paid to the Company. In August 2020 and September 2020, the Court ordered stays of the Majchrzak action and the Bruno action, respectively, pursuant to the plaintiffs’ unopposed motions.

In addition, after fiscal 2019, in October 2020, a purported Company shareholder filed a shareholder derivative action and putative class action complaint (Choate v. Kovacevich, et al., filed October 1, 2020, Case No. 8:20-cv-01904-JLS-KES, U.S. District Court for the Central District of California) against certain current Company directors. The suit alleges, among other things, breach of fiduciary duty with respect to the administration of the Company's 2016 Stock Incentive Plan. The Company is named as a nominal defendant. The suit seeks declaratory relief and, from the director defendants, unspecified compensatory damages and other relief.

NOTE 16 – 2020 PLAN & RESTRUCTURING CHARGES

During the second quarter of fiscal 2020, the Company adopted and implemented a comprehensive strategic plan (the “2020 Plan”) to more effectively execute the Company’s strategy of focusing its resources on more established, financially stable, and creditworthy customers (namely multi-state operators, licensed producers, and leading brands). In connection with the 2020 Plan, the Company began implementing a restructuring process designed to rationalize all aspects of its operations by, among other things, significantly reducing its overhead, implementing tighter expense controls, consolidating its warehouses, reducing its inventory, and drastically altering its sales strategy to focus more on these customers. The Company believes that this strategic shift and associated restructuring has resulted in a better forecast of demand, reduction of inventory and warehouse space, improved collections and cash flow, and potential revenue upside from these customers’ continued expansion and consolidation in the marketplace.

The Company has completed, or is in the process of completing, the following restructuring activities in connection with the 2020 Plan:

•               Severance: The Company has implemented a more efficient and automated approach to serving a smaller more targeted group of customers, which requires substantially fewer dedicated sales representatives, project managers, warehouse personnel, and other related personnel. As part of this process, the Company determined that certain positions at the Company were no longer essential to the execution of the Company’s strategy going forward. As a result, the Company underwent reductions in force to right-size and better align its workforce with this new strategy. During the year ended August 31, 2020, the Company terminated 98 employees, and incurred $1,247 in severance-related restructuring costs.

•               Facility-Related Lease Termination and Exiting Costs: As a result of the Company’s decision to discontinue nearly all of its stock inventory, the Company determined that it no longer needs the vast majority of its current warehouse space, and is currently in the process of negotiating with its landlords to terminate or sublease and exit the impacted warehouses. During the year ended August 31, 2020, the Company terminated leases and vacated its Las Vegas, Nevada, Santa Rosa, California, Osage, Colorado facilities and subleased its Garden Grove, California facility. The Company is planning to vacate additional facilities throughout fiscal year 2021 in order to consolidate its warehouse footprint. During the year ended August 31, 2020, the Company incurred $0.2 million in restructuring exit cost.

•              Asset Impairment: With the Company’s planned facility closures, the Company has determined that the fair value of its fixed assets at these closing facilities are now below their carrying value, and that an impairment has occurred. The Company also determined that its product molds and tooling are no longer necessary assets, given its shift to focus exclusively on custom and best-selling stock inventory, creating an additional need for impairment. As a result, the Company recognized a total impairment charge related of approximately $3.9 million related to these fixed assets during the year ended August 31, 2020. In addition, because of the Company’s decision to consolidate its warehouses, the Company determined that it will incur impairment charges to its ROU assets. Based on internal calculations, the Company recognized impairment charges related to these assets of $3.0 million during the year ended August 31, 2020.

The Company expects to incur a total of $9.6 million in restructuring charges upon the completion of the 2020 Plan, which represents the Company’s best estimate as of August 31, 2020. The 2020 Plan is expected to be completed by the end of fiscal year 2021. The recognition of restructuring charges requires that the Company make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned reductions of workforce and facility, ROU and asset impairment costs. At the end of each reporting period, the Company will evaluate the remaining accrued balance to ensure that no excess accruals are retained, and the utilization of the provisions are for their intended purpose in accordance with developed plans. The following table reflects the movement of activity of the restructuring reserve for the year ended August 31, 2020:

	Severance related cost	Facility, ROU and asset impairment	Facility exit cost	Total
Balance at December 1, 2019	$—	$—	$—	$—
Provisions/Additions	1,247	6,895	216	8,358
Utilized/Paid	(1,247)	(6,895)	(216)	(8,358)
Balance at August 31, 2020	$—	$—	$—	$—

Expenses incurred under the 2020 Plan during the year ended August 31, 2020 are included within “Restructuring costs” in the consolidated statement of operations.

NOTE 17 – SUBSEQUENT EVENT

Fourth Exchange Agreement and Fourth Exchange Note

On November 10, 2020, the Company entered into a Fourth Exchange Agreement (the “Fourth Exchange Agreement”) with HB Sub Fund in order to (x) amend and waive certain provisions of the Securities Purchase Agreement and the Third Amended Senior Note, and (y) exchange the Third Amended Senior Note without any cash consideration for (i) a new senior note in the aggregate principal amount of $19.0 million (the “Fourth Amended Senior Note”) and (ii) 4,687,500 shares of our common stock (the “Fourth Exchange Shares”).

Similar to the terms of the Third Amended Senior Note, the Fourth Amended Senior Note will mature on April 29, 2021, subject to HB Sub Fund’s right to extend such maturity date. Upon maturity, we must pay HB Sub Fund an amount in cash representing the aggregate outstanding principal, plus any accrued and unpaid interest and accrued and unpaid late charges.

Similar to the terms of the Original Note, the Fourth Amended Senior Note will not bear interest except upon the occurrence (and during the continuance) of an Event of Default (as such term is defined in the Fourth Amended Senior Note), in which case the Fourth Amended Senior Note will bear interest at a rate of 18.0% per annum (the “Default Rate”).

The Fourth Amended Senior Note is redeemable by us at any time after the issuance in an amount equal to the outstanding principal and any accrued interest or late charges. The Fourth Amended Senior Note contains customary affirmative and negative covenants, including a limitation on our ability to incur additional indebtedness, subject to certain permitted exceptions. The Fourth Amended Senior Note includes customary events of default including, among others, payment defaults, breach of covenant defaults, bankruptcy and insolvency defaults, cross defaults with certain indebtedness, a change of control default, judgment defaults, and inaccuracies of representations and warranties defaults. Similar to the terms of the Original Note, HB Sub Fund may require us to redeem, upon the occurrence of an Event of Default, all or a portion of the Fourth Amended Senior Note at a redemption premium of 135% of the outstanding principal and any accrued interest or late charges. Similar to the terms of the Original Note, any amount of principal or other amounts due to HB Sub Fund under the Securities Purchase Agreement or the Fourth Amended Senior Note that is not paid when due (except to the extent such amount is simultaneously accruing interest at the Default Rate) will result in a late charge being incurred and payable by us in an amount equal to interest on such amount at the rate of 18.0% per annum from the date such amount was due until the same is paid in full.

Item 16.  Form 10-K Summary

None